April 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Christopher Dunham

Re:	Red River Bancshares, Inc.

Registration Statement on Form S-1

File No. 333-230798

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Red River Bancshares, Inc., a Louisiana corporation (the “Company”), hereby requests that the effective date of the Company’s registration statement on Form S-1 (File No. 333-230798) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on Thursday, May 2, 2019, or as soon thereafter as practicable. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby specifically authorizes Lowell W. Harrison of Fenimore, Kay, Harrison & Ford, LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Mr. Harrison at (512) 583-5905 and that such effectiveness also be confirmed in writing.

Very truly yours,

Red River Bancshares, Inc.

By:	/s/ R. Blake Chatelain
Name:	R. Blake Chatelain
Title:	President and Chief Executive Officer

Post Office Box 12598    Alexandria, Louisiana    71315-2598     318.561.4000